SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


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                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)


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                    SHELTER PROPERTIES V LIMITED PARTNERSHIP
                                (Name of Issuer)



                     Units of Limited Partnership Interest
                         (Title of Class of Securities)



                                      NONE
                     (Cusip Number of Class of Securities)



                              John K. Lines, Esq.
                         General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                        Greenville, South Carolina 29602
                                 (803) 239-1675

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               November 17, 1995
            (Date of Event Which Requires Filing of this Statement)


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                               Page 1 of 5 Pages

                        (no exhibits are filed herewith)











                                SCHEDULE 13D

CUSIP NO. None                                  PAGE 2 OF 5 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

        SP V ACQUISITION, L.L.C.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                WC, AF
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                          DELAWARE
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          0*
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                        0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     0*
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                19,636
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                [ ]%
                     Approximately 37.4% of the Units outstanding
                     as of April 1, 1995
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           OO
-------------------------------------------------------------------------------



   * SP V Acquisition, L.L.C. is the record holder of 13,228 Units, and Shelter Realty V Corporation, which is the corporate general partner of the Partnership, is the record holder of 100 Units. Insignia Financial Group, Inc., through its 99% ownership interest in SP V Acquisition, L.L.C. and its 100% indirect ownership interest in Shelter Realty V Corporation, beneficially owns 13,328 Units and effectively has sole voting and dispositive power with respect to those Units.








                                SCHEDULE 13D

CUSIP NO. None                                  PAGE 3 OF 5 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

        INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                  WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                         DELAWARE
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        13,328**
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER           19,736 (See Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  13,328**
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                19,736
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                [ ]%
                    Approximately 37.6% of the Units outstanding
                    as of April 1, 1995
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           CO
-------------------------------------------------------------------------------




    **   SP V Acquisition, L.L.C. is the record holder of 13,228 Units, and
Shelter Realty V Corporation, which is the corporate general partner of the Partnership, is the record holder of 100 Units. Insignia Financial Group, Inc., through its 99% ownership interest in SP V Acquisition, L.L.C. and its 100% indirect ownership interest in Shelter Realty V Corporation, beneficially owns 13,328 Units and effectively has sole voting and dispositive power with respect to those Units.








AMENDMENT NO. 3 TO SCHEDULE 13D


        This Amendment No. 4 amends and supplements the Statement on Schedule 13D originally filed with the Commission on May 31, 1995, as amended by Amendment No. 1 filed with the Commission on June 14, 1995, Amendment No. 2 ("Amendment No. 2") filed with the Commission on June 21, 1995 and Amendment No. 3 ("Amendment No. 3") filed with the Commission on July 3, 1995 (collectively, the "Schedule 13D"), by SP V Acquisition, L.L.C., a Delaware limited liability company ("Acquisition"), and Insignia Financial Group, Inc. ("Insignia"), with respect to units of limited partnership interest ("Units") in Shelter Properties V Limited Partnership, a South Carolina limited partnership (the "Partnership"). Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

        On July 3, 1995, Insignia and Acquisition filed Amendment No. 3 reporting the preliminary results of the High River Offer. According to information contained in the final amendment to the Tender Offer Statement on
Schedule 14D-1/Schedule 13D filed by High River, Riverdale and Icahn with the Commission on November 17, 1995, the actual number of Units (the "High River Units") purchased pursuant to the High River Offer was 6,408. The High River Units represent approximately 12.2% of all outstanding Units. As a result of the High River Agreement described in Amendment No. 2, Acquisition and Insignia may be deemed to beneficially own the High River Units ultimately accepted for purchase by High River. The High River Units, together with the 13,328 Units already beneficially owned by Acquisition and Insignia, represent an aggregate of 19,736 Units, or approximately 37.6% of all outstanding Units.


Item 7.  Material to be Filed as Exhibits.

        None.

                                4







                              SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1995


                SP V ACQUISITION, L.L.C.


                By:   /s/ Jeffrey L. Goldberg*
                        -------------------------
                        Jeffrey L. Goldberg
                        President



                INSIGNIA FINANCIAL GROUP, INC.


                By:   /s/ Frank M. Garrison*
                        -------------------------
                        Frank M. Garrison
                        Executive Managing Director




                *By:  /s/ Jeffrey P. Cohen
                        -------------------------
                        Jeffrey P. Cohen
                        Attorney-in-Fact


                                5